

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2012

<u>Via E-mail</u>
Mr. Robert C. Owen
Executive Vice President and Chief Financial Officer
Corinthian Colleges, Inc.
6 Hutton Centre Drive
Suite 400
Santa Ana, CA 92707

> **Re: Corinthian Colleges, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed August 24, 2011**
> **File No. 0-25283**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2011**
> **Filed February 2, 2012**

Dear Mr. Owen:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 81

Goodwill and Intangible Assets, page 83

1.   We note that your indefinite-lived intangible asset, accreditation, accounted for 9% of your total assets as of June 30, 2011. In light of the significance of this intangible asset balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of this asset. For each unit of accounting (with a material balance) that faces impairment risk:

   - disclose the percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date;
   - describe the key assumptions that drive fair value in your discounted cash flow methodology. Addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis; and
   - describe the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on your impairment analysis.

        For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." Please provide us with your proposed disclosures in response to this comment.

Results of Operations

Impairment, Facility Closing and Severance Charges, page 88

2.   We refer to the goodwill impairment charge of $203.6 million incurred in fiscal 2011. Considering the materiality of this charge, please expand MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking this impairment charge. You should clearly explain to your investors if you expect that historical operating results will be indicative of future operating results, and why. Please also discuss the primary drivers in your assumptions that resulted in the goodwill and

other intangible asset impairment charges and whether, and when, you considered a recovery of the economy in your cash flow projections. In this regard, we note that you wrote off goodwill completely in two reporting units, but it is unclear which areas of your business were affected. Please explain and provide us with your proposed disclosures in response to this comment.

Liquidity and Capital Resources, page 90

3.   We refer to loans funded under the Genesis program. You state that the amounts disclosed are an estimate "as some loans contain amounts that will be recognized during future periods."   Please tell us in detail about the nature of these "unrecognized loans."

Notes to Consolidated Financial Statements

Note 3. Detail of Selected Balance Sheet Accounts, page 110

4.   Revise to disclose all of the changes in the carrying amount of goodwill as required by ASC 350-20-50-1, for each period for which a statement of financial position is presented, including but not limited to:

- changes in the carrying amount of goodwill for the fiscal year ended June 30, 2010; and
- the gross amount of goodwill and accumulated impairment losses at the beginning and end of each period.

5.   We note that the sustained decline of the company's market capitalization during the year triggered an interim impairment review. However, this triggering event was not necessarily the underlying reason for the impairment charge you were required to record in fiscal 2011. In this regard, please tell us in detail about the facts and circumstances that led to the goodwill impairment charge and revise to provide a description of these facts as required by ASC 350-20-50-2.

Note 4. Student Notes Receivable, page 112

6.   Revise to describe the difference between those amounts classified as accounts receivable and student notes receivable. Please provide us with your proposed disclosures in response to this comment.

7.   We refer to your student notes receivable balances. You state that these loans have maturity dates that generally range between 12 to 60 months from the loan origination date but can have terms as long as 15 years depending on amounts borrowed. The difference between maturity dates generally ranging from five to 15 years is significant. Please tell us in detail about the types of loans that would have repayment terms of 15 years and how you considered whether or not collectability was reasonably assured at the time you recognized the related revenue.

Note 7. Common Stockholders' Equity, page 119

8.   For each year for which an income statement is presented, revise to disclose total compensation cost for share-based payment arrangements recognized in income as well as the total related recognized tax benefit per ASC 718-10-50-2(h). Please provide us with your proposed disclosures in response to this comment.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Note 4. Student Receivables, page 7

9.   We refer to your loan origination agreement with ASFG, LLC for the purpose of creating a new private education discount loan program for the company's students. Pursuant to a backup loan purchase agreement entered into in connection with the loan origination agreement, you are obligated to purchase any student loans for which no payment has been made for over 90 days. In detail, please tell us how you applied the guidance in ASC 810-10-25-38A in evaluating the appropriate accounting treatment for this guarantee and any related variable interests. In your response, describe the relationships between the company, ASFG and Genesis.

10.   We note that approximately $36.7 million of loans were funded under the ASFG program during the six months ended December 31, 2011. Please tell us how you determined the recourse liability of $6 million recorded as of December 31, 2011 and the accounting literature that you relied upon in this determination.

11.   Revise to disclose the total amount that ASFG has agreed to fund in new student loans through June 2013 and the company's maximum obligation (including the initial discount payment) under the backup loan purchase agreement. Please provide us with your proposed disclosures in response to this comment.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 18

12.   We note that for the quarterly period ended December 31, 2011 you had material decreases in revenues, operating income excluding the goodwill impairment and average student population and student starts. Considering these factors, tell us in detail why you do not believe events or circumstances necessitated an interim impairment test as

required by ASC 350-20-35-30. In addition to changes in operations, please tell us how you considered the impact of the recent changes in ED regulations.

13.   We note that your goodwill balance of $197.9 million as of December 31, 2011 represented approximately 19% of your total assets and relates to the Heald reporting unit, which was acquired in January 2010. You state that the fair value of this reporting unit exceeded the carrying value by less than 5%. In light of this significant balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. If you believe that the Heald reporting unit is at risk of failing step one of the goodwill impairment test, please disclose all the following information:

- how you determined the appropriate weighting of the market-based and discounted cash flow methodologies used to establish fair value;
- details about the key assumptions used and how they were determined;
- details about the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions; and
- how the regulatory changes related to gainful employment effective July 1, 2012 were incorporated in your revenue projections.

Otherwise disclose, if true, in your critical accounting policies that the Heald reporting unit is not at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

14.   We refer to your description of the Greenfield method used to estimate the fair value of WyoTech's accreditation. In sufficient detail, please describe how you applied the Greenfield approach to help us better understand your application of this model. For example, it is not clear to us why "the present value associated with the Greenfield scenario was subtracted from the present value of the current "as is" scenario." In addition, we note that you use the Greenfield method to estimate the fair value of the accreditation as it relates to WyoTech. Please tell us which methodology you used to determine the fair value of accreditation upon acquisition of Heald and for your most recent annual impairment test.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director